Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

October 9, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                  Mr. Jeffrey P. Riedler

Ms. Christina De Rosa

Ms. Sasha Parikh

Ms. Mary Mast

Re:                         Trevena, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted September 6, 2013

CIK No. 0000912057

Gentlemen and Ladies:

On behalf of our client, Trevena, Inc. (“Trevena” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 2, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement (the “DRS”).

We also describe below the changes the Company has made in response to the Comments in the Registration Statement on Form S-1 filed today (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For the Staff’s convenience, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the DRS.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

October 9, 2013

FORM S-1

General

1.                                    Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has filed each exhibit that is currently available to the Company and that is required to be filed pursuant to Item 601 of Regulation S-K.  The Company will file all remaining exhibits in one or more pre-effective amendments to the Registration Statement sufficiently in advance of any request to have the Registration Statement declared effective in order to provide the Staff time to review such exhibits and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

2.                                    Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that the images included in the Registration Statement are all of the graphic, visual or photographic information the Company currently intends to include in the Registration Statement.  If the Company decides to use any additional images it will provide the Staff with proofs of such materials as soon as practicable.

3.                                    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 3:

The Company acknowledges the Staff’s request. The Company has supplementally provided the Staff written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.  The Company submits

October 9, 2013

that potential investors have not been permitted to retain copies of such written communications.  The Company further advises the Staff that to its knowledge, as of the date hereof, no research reports have been distributed by any broker or dealer participating in the offering.  The Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable in the event that any additional materials are presented to potential investors or any materials are distributed by any broker or dealer participating in the offering.

4.                                    We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Response to Comment 4:

The Company acknowledges the Staff’s comment.

Prospectus Summary, page 1

Company Overview, page 1

5.                                    We note your disclosure that the company was founded to “discover and develop product candidates based upon the concept of biased ligands discovered by [y]our scientific founder, Dr. Robert Lefkowitz.” If you have any in-licensing agreement with Dr. Lefkowitz or any other entity, please disclose the existence and material terms of such agreements and file them as exhibits to the registration statement.

Response to Comment 5:

The Company advises the Staff that an in-license does exist with Dr. Lefkowitz covering specified know-how and assays.  This license does not, however, cover any intellectual property used in any of the Company’s current or anticipated product candidates or in its ABLE platform.  Accordingly, the Company believes that this in-license from Dr. Lefkowitz is not material to investors.  Because the Company is not substantially dependent on this in-license and it does not regard it as otherwise material, the Company does not believe that disclosing the existence and terms of the license would provide useful information to investors and does not believe the license agreement is required to be filed as an exhibit to the Registration Statement.

The Company also advises the Staff that it does not have any other material in-licenses.

Our Platform, page 2

October 9, 2013

6.                                    At your first reference, please explain what “in vitro assays” are and why they are important to the output of your ABLE product platform.

Response to Comment 6:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 2 of the Registration Statement.

Our Pipeline, page 3

TRV027, page 3

7.                                    We note your reference on pages 4, 56, 86, 94 and F-29 to “double-digit royalties” that you could receive if Forest Laboratories Holdings Limited (“Forest”) exercises its option to license TRV027. Please revise your disclosure throughout to provide a narrower description of the potential royalties within 10%, such as single-digits, teens, twenties, etc.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 4, 57, 90, 100 and F-29 of the Registration Statement.

8.                                    Please disclose the terms of the licensing agreement related to the expiration of the royalty term that will apply if Forest should exercise its option. Please conform your disclosure throughout the registration statement wherever you discuss your agreement with Forest.

Response to Comment 8:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 101 of the Registration Statement.

9.                                    Please disclose the terms of the agreement related to Forest’s sub-licensing rights and discuss how sublicensing would affect Forest’s obligation to pay royalties or milestones. Please conform your disclosure throughout the registration statement wherever you discuss your agreement with Forest.

Response to Comment 9:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 101 of the Registration Statement.

Risk Factors

“If we experience delays or difficulties in the enrollment of patients …,” page 18

October 9, 2013

10.                            Please discuss any “delays or difficulties in the enrollment of patients in clinical trials” that you have experienced in the past.

Response to Comment 10:

The Company advises the Staff that it has not experienced any material delays or difficulties in enrolling patients in its clinical trials.

“We contract with third parties for the manufacture of our product candidates …,” page 27

11.         We note your disclosure that you rely on third-party manufacturers for the manufacture of your product candidates. Please identify the specific manufacturers upon which you are reliant. In addition, to the extent that you are substantially dependent on any of these relationships, please file any underlying agreement with these parties as an exhibit to your registration statement and describe the material terms of such agreement in your registration statement.

Response to Comment 11:

The Company advises the Staff that it currently uses three different third-party manufacturers to manufacture its product candidates in connection with its preclinical studies and clinical trials.  The Company does not believe that it is substantially dependent on any one of these manufacturers. The Company owns all intellectual property rights necessary for the manufacture of its product candidates.  The Company does not have any long-term requirements agreements with any of these manufacturers or any other obligations to order any particular volume of manufactured product from them, or any at all, and the services are provided on a non-exclusive, purchase order basis.  Furthermore, the manufacturing services provided by these third parties are generally available from many different providers and the Company believes that, if necessary, it could transition the services provided by any one of these third-party manufacturers to one or more other manufacturing service providers with a modest transition time.  In fact, as disclosed in the risk factor, the Company has done so in the past.

The Company respectfully advises the Staff that, because it is not substantially dependent on any one of its third-party manufacturers, it does not believe that naming those manufacturers would provide useful information to investors. The Company notes that the main point of this risk factor is not that the Company relies on specific manufacturers but that it relies in general on third parties instead of conducting the manufacturing itself, and therefore faces certain risks that it might not face if it controlled the manufacturing in-house.

October 9, 2013

Likewise, because the Company is not substantially dependent on any one of its third-party manufacturers, the Company does not believe the agreements with these manufacturers are required to be filed as exhibits to the Registration Statement.

“Our future success depends on our ability to retain key executives…,” page 39

12.                            Please identify any individuals, other than your executive officers, that you consider “key employees,” the loss of whom would materially harm your business.

Response to Comment 12:

The Company advises the Staff that, other than its executive officers, there are no additional individuals it considers key employees the loss of whom would materially harm its business.

13.                            If you have previously experienced difficulties such as those described in this risk factor related to recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel, please so disclose.

Response to Comment 13:

The Company advises the Staff that it has not experienced any difficulties in recruiting and retaining qualified scientific, clinical or other personnel.  The Company does not currently have any manufacturing or sales and marketing personnel.  In response to this comment, the Company has revised the disclosure on page 39 of the Registration Statement.

Special Note Regarding Forward-Looking Statements, page 48

14.                            Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement that you have not independently verified data obtained from industry publications and third party research, surveys and studies could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

Response to Comment 14:

In response to the Staff’s comment, the Company has deleted the referenced statement appearing on page 48 of the Registration Statement.

October 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Critical Accounting Policies and Significant Judgments and Estimates, page 59

Fair Market Value Estimates, page 62

15.                            To gain a better understanding of your determination of the fair market value of your common stock at each valuation date, please provide us the following information in revised disclosure, as applicable:

•                  Clarify how the enterprise value was determined at each valuation date and how allocated the enterprise value between the preferred and common stock. Please clarify how you considered the preferred stock issuances in determining the fair value of your common stock;

Response to Comment 15, first bullet:

In response to the Staff’s comment, the Company has revised and expanded the disclosure appearing on pages 64-67 of the Registration Statement.

•                  For the August 15, 2013 valuation you indicate that you used the market, income and cost approach within the PWERM method. Please clarify for each scenario whether the market, income, or cost approach was used, the significant assumptions for each methodology, and the probability assigned for each scenario. For the market approach, clarify why you believe the companies you used were comparable to you and tell us the companies that you selected and what similarities existed between you and the public companies selected such as number of products, types of products, stage of development, collaboration agreements, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected. For the income and cost approach, tell us why you believe those methodologies are appropriate;

Response to Comment 15, second bullet:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 66 of the Registration Statement. The Company advises the Staff that it has replaced the reference to the utilization of the market, income, and cost approach within the PWERM method with one specifying its use of the market approach.

•                  For each valuation date, disclose the fair value determined by the third-party;

Response to Comment 15, third bullet:

In response to the Staff’s comment, the Company has revised and expanded the disclosure appearing on pages 64-66 of the Registration Statement.

October 9, 2013

•                  With regards to the valuation of stock options granted on August 27, 2013, please include relevant information regarding your business operations that would substantiate the significant increase from the fair value of your stock options granted in June and July of 2013.

Response to Comment 15, fourth bullet:

In response to the Staff’s comment, the Company has revised and expanded the disclosure appearing on page 67 of the Registration Statement.

16.                            Please note the following once your IPO price has been determined:

•                  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.

Response to Comment 16, first bullet:

The Company acknowledges the Staff’s comments. In response to the comment, the Company has revised and expanded the disclosure appearing on pages 67-68 of the Registration Statement.

•                  We note your disclosure in Note 6 on page F-45 that the Series C preferred stock issuance in May 2013 did not have a beneficial conversion feature. Please provide us your analysis considering the IPO price, as to why no beneficial conversion feature was required to be recorded. In addition, please clarify in the filing the conversion rate of each issuance.

Response to Comment 16, second bullet:

The Company acknowledges the Staff’s comment and advises the Staff that the conversion ratio of 1:1 for each preferred stock issuance is disclosed on pages F-21 and F-45. Additionally, the Series C preferred stock issuance was at $1.632 per share and the estimated fair value of the common stock at that time was $0.36 per share, based upon a contemporaneous valuation performed as of April 30, 2013. Therefore, at the time of issuance, there was not a beneficial conversion feature.

•                  Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

Response to Comment 16, third bullet:

The Company advises the Staff that it has granted stock options since June 30, 2013, the latest balance sheet date, as disclosed in the Registration Statement.  The Company will continue to update its disclosure if additonal equity issuances are made.

•                  We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

October 9, 2013

Response to Comment 16, fourth bullet:

The Company acknowledges the Staff’s comment.

Use of Proceeds, page 49

17.                            Please state how much of the proceeds and cash on hand you expect to spend on the development of each of TRV-027, TRV-130 and TRV-734 through 2015. Please also disclose to what stage of development the expenditure of such funds is expected to bring each of these three pipeline products.

Response to Comment 17:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 49 of the Registration Statement.

Business, page 74

Intellectual Property, page 94

18.                            We note your discussion of your patent portfolio. Please disclose the jurisdictions, other than the United States, where patent applications have been filed or are pending.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised and expanded the disclosure appearing on page 102 of the Registration Statement.

19.                            Please advise us as to whether the recent decision of the Supreme Court of the United States on the patentability of genes and genetic material could affect the enforceability of any of your patents or the viability of any of your patent applications. If so, please provide appropriate risk factor disclosure.

Response to Comment 19:

The Company advises the Staff that it does not expect the decision of the U.S. Supreme Court in Association for Molecular Pathology v.  Myriad Genetics, Inc., 132 S.Ct. 1794 (2012), the recent decision on the patentability of genes and genetic material, to have any affect on the enforceability of any of its patents or the viability of any of its patent applications.

Certain Relationships and Related Party Transactions, page 132

Preferred Stock Financings, pages 132-133

October 9, 2013

20.                            Please state the conversion rates of the Series B, Series B-1 and Series C preferred stock into common shares.

Response to Comment 20:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 141-142 of the Registration Statement to include the conversion rate of the Series B, Series B-1 and Series C preferred stock into common shares.

Principal Stockholders, page 136

21.                            In your footnote 3 on page 138, please identify the members of North Star Venture Management who share voting and investment power with Messrs. McGuire and Flint of the shares held of record by Polaris Venture Partners V, L.P.

Response to Comment 21:

The Company advises the Staff that Messrs. McGuire and Flint are the members of North Star Venture Management 2000, LLC and the Company has revised the disclosure on page 147 of the Registration Statement to clarify this.

Description of Capital Stock, page 141

Common Stock, page 141

Voting Rights, page 141

22.                            Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Response to Comment 22:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 150 of the Registration Statement.

Underwriting, page 153

Lock-Up Agreements, page 154

23.                           When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Response to Comment 23:

The Company acknowledges the Staff’s comment and advises the Staff that it will file the form of lock-up agreement as an exhibit to the form of Underwriting Agreement to be filed as an exhibit prior to the effectiveness of the Registration Statement.

October 9, 2013

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please send any additional comment letters concerning the Registration Statement to Maxine Gowen, Chief Executive Officer of the Company, and Jim Fulton of Cooley LLP at the email addresses previously provided to the Staff. Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8058 or to Mr. Fulton at (212) 479-6103.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                            Maxine Gowen, Ph.D., Trevena, Inc.

Peter N. Handrinos, Latham & Watkins